December 20, 2024

Gianni DelSignore
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, Rhode Island 02840

       Re: Pangaea Logistics Solutions Ltd.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-36798
Dear Gianni DelSignore:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Exhibits 31.2 and 32.2, page 3

1. We note that certifications at Exhibits 31.2 and 32.2 refer to your Form 10-K for the year ended December 31, 2021, rather than to the Form 10-K for the year ended
       December 31, 2023. We also note that certifications at Exhibits 32.1 and
32.2 of your
       Form 10-Q for the quarter ended March 31, 2024, and your Form 10-Q for the quarter ended June 30, 2024, refer to the quarter ended September 30, 2023, rather than to the quarter ended March 31, 2024 and to the quarter ended June 30, 2024.

       Please file complete amendments to your Form 10-K for the year ended December 31,
       2023, Form 10-Q for the quarter ended March 31, 2024, and Form 10-Q for the quarter ended June 30, 2024, to include revised certifications referring to the correct periods in each report and updated concurrently with the amendments.

       Please also advise us of the specific internal control procedures that you will implement to ensure that all future filings include the appropriate certifications.
 December 20, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation